

August 31, 2015

Via E-Mail
Simon Crowe
Chief Financial Officer
Gaslog Ltd.
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

  Re: Gaslog Ltd.
    Form 20-F for the year ended December 31, 2014
    Filed March 26, 2015
    File No. 001-35466

Dear Mr. Crowe:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Accounting Branch Chief
        Office of Transportation and Leisure